EXHIBIT 1
                                  [TRANSLATION]

                                                                 August 10, 2006


                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

SECURITIES AUTHORITY                TEL AVIV STOCK EXCHANGE
www.isa.gov.il                      www.tase.co.il

             IMMEDIATE REPORT CONCERNING THE CONVENING OF A MEETING

1. On August 10, 2006, it was resolved to convene a Special Meeting of the Bank which will take place at the Bank's registered office at 82 Menahem Begin Road, Tel Aviv, on Monday, September 18, 2006 at 11:00 A.M.

2. The date for determining the right to vote at the Special Meeting is August 21, 2006.

3. AGENDA AND PROPOSED RESOLUTIONS

RENEWAL OF THE BANK'S DIRECTORS AND OFFICERS LIABILTY INSURANCE POLICY.

(1) The insurance is for two one-year periods, from August 1, 2006 until July 31, 2007 (hereinafter-"THE FIRST INSURANCE PERIOD") and beginning on August 1, 2007 until July 31, 2008 (hereinafter-"THE SECOND INSURANCE PERIOD"); (2) the annual premium is 435,000 U.S. Dollars for the first insurance period and an annual premium of 304,500 U.S. Dollars for the second insurance period; (3) the liability coverage is in the sum of Ten Million U.S. Dollars and in addition, the sum of Two Million U.S. Dollars for legal expenses in Israel only, per event and per period; (4) the deductible per event (for the Bank only) is in the amount of 750,000 U.S. Dollars, if the event occurs from August 1, 2003 and thereafter, or 1,500,000 U.S. Dollars if the event is prior to that.

The audit committee and the Board of Directors of the Bank approved the renewal, pursuant to Section 270 of the Companies Law-1999.

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TEXT OF PROPOSED RESOLUTION

Following the termination of the prior policy, to approve the Bank's obtaining a Directors and Officers Liability Insurance Policy for two one-year periods, beginning on August 1, 2006 until July 31, 2007 (hereinafter-"THE FIRST INSURANCE PERIOD") and beginning on August 1, 2007 until July 31, 2008 (hereinafter-"THE SECOND INSURANCE PERIOD") to insure the liability of the Bank's dircotors and officers in the sum of Ten Million U.S. Dollars (hereinafter-"Dollars") and in addition, the sum of Two Million Dollars for legal expenses in Israel only) per event and period of the policy, for an annual premium of 435,000 Dollars for the first insurance period and an annual premium of 304,500 Dollars for the second insurance period, with a deductible (for the Bank only) in the amount of 750,000 Dollars, if the event occurs from August 1, 2003 and thereafter, or 1,500,000 Dollars if the event is prior to that.

The majority required to adopt the resolution set out in the above Agenda is a simple majority.

4. Attached is [X] text of written ballot [_] position paper.

5. The legal quorum required to convene the meeting is at least two members present, in person or by Proxy, holding at least 5,367 Ordinary "A" Shares.

6. If there shall not be a legal quorum, the meeting shall then take place on September 25, 2006 at 11:00 A.M. at 82 Menahem Begin Road, Tel Aviv.

7. The text set out in the agenda above is the full text of the proposed resolution.

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                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

WRITTEN BALLOT PURSUANT TO THE COMPANIES RULES (WRITTEN BALLOTS AND POSITION PAPERS) 2005 ("THE RULES")

                                    PART ONE

1. COMPANY NAME: Industrial Development Bank of Israel Ltd. (hereinafter-"the Bank").

2. Type of meeting, its time and place: A special meeting of Regular "A" and Preferred Regular shareholders (hereinafter- "THE MEETING"). The Meeting will take place on Monday, September 18, 2006 at 11:00 A.M. at the Bank's offices at 82 Menahem Begin Road, Tel Aviv. If the Meeting is postpones, it shall take place on Monday, September 25, 2006, at the same place and time.

3.   DETAILS OF THE ITEMS ON THE AGENDA ABOUT WHICH VOTING IS ALLOWED BY WRITTEN
     BALLOT:

     3.1. Renewal of the Bank's Directors and Officers Liability Insurance
     Policy.

     (1) The insurance is for two one-year periods, from August 1, 2006 until July 31, 2007 (hereinafter-"THE FIRST INSURANCE PERIOD") and beginning on August 1, 2007 until July 31, 2008 (hereinafter-"THE SECOND INSURANCE PERIOD"); (2) the annual premium is 435,000 U.S. Dollars for the first insurance period and an annual premium of 304,500 U.S. Dollars for the second insurance period; (3) the liability coverage is in the sum of Ten Million U.S. Dollars and in addition, the sum of Two Million U.S. Dollars for legal expenses in Israel only, per event and per period; (4) the deductible per event (for the Bank only) is in the amount of 750,000 U.S. Dollars, if the event occurs from August 1, 2003 and thereafter, or 1,500,000 U.S. Dollars if the event is prior to that.

     3.2 The audit committee and the Board of Directors of the Bank approved the renewal, pursuant to Section 270 of the Companies Law-1999.

     3.3 TEXT OF PROPOSED RESOLUTION

     Following the termination of the prior policy, to approve the Bank's obtaining a Directors and Officers Liability Insurance Policy for two one-year periods, beginning on August 1, 2006 until July 31, 2007 (hereinafter-"THE FIRST INSURANCE PERIOD") and beginning on August 1, 2007 until July 31, 2008 (hereinafter-"THE SECOND INSURANCE PERIOD") to insure the liability of the Bank's dircotors and officers in the sum of Ten Million U.S. Dollars (hereinafter-"Dollars") and in addition, the sum of Two Million Dollars for legal expenses in Israel only) per event and period of the policy, for an annual premium of 435,000 Dollars for the first insurance period and an annual premium of 304,500 Dollars for the second insurance period, with a deductible (for the Bank only) in the amount of 750,000 Dollars, if the event occurs from August 1, 2003 and thereafter, or 1,500,000 Dollars if the event is prior to that.

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4.   THE TIME AND PLACE TO REVIEW THE FULL TEXT OF THE PROPOSED RESOLUTION: The
     text set out in Section 3.3 above is the full text of the proposed resolution.

5. THE MAJORITY required to adopt the resolution set out in the above Agenda is a simple majority.

6. THE WRITTEN BALLOT SHALL BE VALID ONLY if attached thereto is a proof of share ownership as of the determining date for the unlisted shareholder (meaning, one who has shares listed with a member of the stock exchange and such shares are included in the shares listed in the shareholder register in the name of a brokerage company) or if the shareholder is listed in the Bank's register, a copy of the identity card, a copy of the passport (in the absence of an Israeli identity card) or a copy of the certificate of incorporation (if the shareholder is a company) of the shareholder. The above written ballot must be delivered to the Bank, including the attached documents, as set forth above, at least 72 hours prior to the convening of the meeting.

7.   THE BANK DOES NOT PERMIT VOTING BY INTERNET.

8. THE ADDRESS OF THE BANK FOR THE PURPOSE OF DELIVERING WRITTEN BALLOTS AND POSITION PAPERS: Industrial Development Bank of Israel Ltd., 82 Menahem Begin Road, Tel Aviv, to the attention of Mr. Natan Atlas, Advocate, Corporate Secretary.

     The written ballot must be sent to the Bank or its representative by registered mail.

     9.1 THE FINAL DATE TO PRESENT POSITION PAPERS TO THE BANK: Up to 10 days after the determining date, meaning until August 31, 2006.

     9.2 THE FINAL DATE TO PRESENT THE BANK'S RESPONSE TO POSITION PAPERS: Up to 5 days after the final day set forth in Section 9.1 above, meaning until September 5, 2006.

10. THE WEBSITES WHERE THE WRITTEN BALLOTS AND THE POSITION PAPERS, AS DEFINED IN SECTION 88 OF THE COMPANIES LAW ARE FOUND ARE AS FOLLOWS:

     10.1 The website of the Israel Securities Authority: www.magna.isa.gov.il

     10.2 THE WEBSITE OF THE TEL AVIV STOCK EXCHANGE LTD.: www.tase.co.il.

11. A SHAREHOLDER WHOSE SHARES ARE LISTED WITH A MEMBER OF THE STOCK EXCHANGE IS ENTITLED TO RECEIVE PROOF OF SHARE OWNERSHIP from the member of the stock exchange with whom he holds his shares, at the branch of the member of the stock exchange or by mail to his address, if he so requested. Such a request shall be given in advance for a specific securities account.

12. A MEMBER OF THE STOCK EXCHANGE SHALL SEND, AT NO CHARGE, BY E-MAIL A LINK TO THE TEXT OF THE WRITTEN BALLOT of the Bank and the position papers, on the website, to every shareholder who is not listed in the Bank's shareholder registrar and whose shares are listed with that member of the stock exchange, unless the shareholder gave notice that he is not so interested or if he is interested to receive written ballots by mail, for a fee.

13. ONE OR MORE SHAREHOLDERS HOLDING SHARES OF 5% OR MORE OF ALL OF THE VOTING RIGHTS IN THE BANK, and a holder of such an amount of all the voting rights not held by a controlling party in the Bank, as defined in Section 268 of the Companies Law (hereinafter-"THE CONTROLLING SHAREHOLDER"), has the right to inspect the written ballots, pursuant to Rule 10 of the Rules.


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THE NUMBER OF SHARES OF THE BANK AMOUNTING TO 5% OF ALL OF THE VOTING RIGHTS OF
THE BANK, IS: 805 Regular "A" shares, N.I.S. 1.0 par value each or 805,000 Preferred Regular shares, N.I.S. 0.001 par value each, or a combination of such shares, and for this purpose each Regular "A" share is equal to 1,000 Preferred Regular shares.

THE NUMBER OF SHARES OF THE BANK AMOUNTING TO 5% OF ALL THE VOTING RIGHTS IN THE BANK, NOT HELD BY A CONTROLLING SHAREHOLDER, AS DEFINED IN SECTION 268 OF THE COMPANIES LAW-1999, IS: 436.5 Regular "A" shares, N.I.S. 1.0 par value each or 436,500 Preferred Regular shares, N.I.S. 0.001 par value each, or a combination of such shares, and for this purpose each Regular "A" share is equal to 1,000 Preferred Regular shares.

                            WRITTEN BALLOT - PART TWO

COMPANY NAME: Industrial Development Bank of Israel Ltd.

COMPANY ADDRESS (TO DELIVER WRITTEN BALLOTS): Industrial Development Bank of Israel Ltd. Menahem Begin Road, Tel Aviv, to the attention of Mr. Natan Atlas, Advocate, Corporate Secretary.

COMPANY NUMBER: 52-002192-4

TIME OF THE MEETING: September 18, 2006 at 11:00 A.M.

TYPE OF MEETING: Special

THE DETERMINING DATE: August 21, 2006.

(Until here, to be filled out by the Company)

PARTICULARS OF THE SHAREHOLDER
SHAREHOLDER NAME: ___________________________
IDENTITY NUMBER: _______________________
IF THE SHAREHOLDER DOES NOT HAVE AN ISRAELI IDENTITY NUMBER-
PASSPORT NUMBER: _______________________
COUNTRY ISSUED: _________________________
VALID UNTIL: _____________________________
IF THE SHAREHOLDER IS A COMPANY-
COMPANY NUMBER: _______________________
COUNTRY OF INCORPORATION: _________________

VOTE
------------------------- -----------------------------------------------------
ITEM ON THE AGENDA                               VOTE(1)
------------------------- -----------------------------------------------------
                                FOR              AGAINST           ABSTAIN
------------------------- --------------- ------------------- -----------------
RENEWAL OF THE
DIRECTORS AND OFFICERS
LIABILITY INSURANCE (AS
DETAILED IN PARAGRAPH 3
ABOVE)
------------------------- --------------- ------------------- -----------------

DATE: ____________________                  SIGNATURE: _________________

For shareholders holding shares with a member of the stock exchange (pursuant to Paragraph 177(1)) - this written ballot is valid only if attached hereto is proof of ownership.

For shareholders listed in the company's shareholder register - the written ballot is valid if attached hereto is a copy of an identity card/passport/certificate of incorporation, as the case may be.

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(1)IF NO MARK IS MADE IT WILL BE CONSIDERED TO BE AN ABSTENTION FOR THAT ITEM.